SECURITIES AND EXCHANGE COMMISSION

[Investment Advisers Act Release No. 6972 / File No. 803-00295]

Benjamin Partners LLC

June 16, 2026.

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an exemptive order under Section 202(a)(11)(H) of the Investment
Advisers Act of 1940 (the "Act").

Applicant: Benjamin Partners LLC.

Summary of Application: The Applicant requests that the Commission issue an order under
Section 202(a)(11)(H) of the Act declaring the Applicant to be a person not within the intent of
Section 202(a)(11) of the Advisers Act, which defines the term "investment adviser."

Filing Dates: The application was filed on June 3, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application by
emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicant with a
copy of the request by email, if an email address is listed for the Applicant below, or personally
or by mail, if a physical address is listed for the Applicant below. The email should include the
file number referenced above. Hearing requests should be received by the Commission by 5:30
p.m., Eastern time, on July 13, 2026, and should be accompanied by proof of service on the
Applicant in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5
under the Act, hearing requests should state the nature of the writer's interest, any facts bearing
upon the desirability of a hearing on the matter, the reason for the request, and the issues

contested. Persons may request notification of a hearing by e-mailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. The Applicant: 589 Broadway New York, NY 10012; amy.doberman@wilmerhale.com, gretchen.roin@wilmerhale.com .

FOR FURTHER INFORMATION CONTACT: Taylor Evenson, Senior Counsel, or Matthew Cook, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For the Applicant's representations, legal analysis, and conditions, please refer to the Applicant's application dated June 3, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for the Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Stephanie J. Fouse,

Assistant Secretary.